Exhibit 99.13

Q1 2014

Management Discussion and Analysis

Of Financial Condition and Results of Operations

For the Three Months Ended September 30, 2013

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of November 14, 2013, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2013 and 2012, as well as the Company’s latest annual MD&A (“2013 Annual MD&A”) and audited consolidated financial statements for the years ended June 30, 2103 and 2012 (as found on www.sedar.om or on DHX’s website at www.dhxmedia.com). The unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

DHX is a public company incorporated under the Canadian Business Corporations Act whose common shares are traded on the Toronto Stock Exchange (“TSX”) admitted on May 19, 2006 (symbol DHX). Additional information relating to the Company can be found on its website at www.dhxmedia.com or on SEDAR at www.sedar.com.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and the 2013 Annual MD&A, as well as “Risk Factors” section of the Company’s recently filed “Preliminary Short Form Prospectus”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

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Business of the Company

DHX is a leading independent supplier, distributor, and licensor of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has added on December 4, 2007 Studio B Productions (“Studio B”), on July 20, 2008 imX Communications Inc. (“imX”), on September 14, 2010 W!ldbrain Entertainment Inc. (“DHX Wildbrain”), on October 22, 2012 the business of Cookie Jar Entertainment (“DHX Cookie Jar”), and on September 13, 2013 completed the acquisition of Ragdoll Worldwide Ltd. (“Ragdoll”) (please see Ragdoll Acquisition section of this MD&A for further details).

The Company produces, distributes, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 9,500 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Richard Scarry’s Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, and now Teletubbies and In the Night Garden. DHX’s European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and has begun its 21st season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and the Netherlands.

Revenue Model

The Company earns revenues primarily from six categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) producer and service fees, which includes production services for third parties, 4) merchandising and licensing (“M&L”) for owned brands (including, among others, Yo Gabba Gabba, Caillou, Richard Scarry’s Busytown Mysteries, and Johnny Test, and now, Teletubbies and In the Night Garden) and music and royalties, 5) M&L represented which includes CPLG (as part of the purchase of Cookie Jar Entertainment on October 22, 2012 (“Cookie Jar Transaction”), please see Cookie Jar Acquisition section of this MD&A for further details), and 6) other revenues which includes rental of studios and office facilities and new media revenue.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licences and in M&L if it relates to royalties or revenues generated from non-television licenses (including home entertainment). The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (See note 3 of the audited consolidated financial statements for the years ended June 30, 2013 and 2012 for details on revenue recognition).

Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as DVD, home entertainment, and digital platforms) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

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Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for service and corporate overhead fees earned for producing television shows and MOW’s.

M&L-Owned, (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Yo Gabba Gabba!, Caillou, and Johnny Test, and now, Teletubbies and In the Night Garden) and revenues earned on music publishing rights, music retransmission rights, and other royalties.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business (acquired as part of the Cookie Jar acquisition) based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and revenue earned from rental of studios, equipment, and office facilities.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three months ended September 30, 2013 and 2012 has been prepared in accordance with IFRS, and is derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2013 and 2012, and can be found at www.sedar.com or DHX’s website at www.dhxmedia.com. Each reader should read the following information in conjunction with those statements and the related notes.

	Three Months Ended	Three Months Ended
	September 30, 2013	September 30, 2012
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income (Loss) Data:[1]

Revenues	27,002	13,515
Direct production costs and expense of film and television produced	(11,076)	(8,091)
Expense of book value of acquired DHX Cookie Jar library	(663)	-
Gross margin[2]	15,263	5,424
Selling, general, and administrative[3]	(8,052)	(4,066)
Share of loss of associates	-	(25)
Amortization, finance and other expenses, net[3]	(3,759)	(1,560)
Recovery of (provision for) income taxes	(1,294)	155
Net income (loss)	2,158	(72)

Cumulative translation adjustment	1,306	(515)
Change in fair value of available-for-sale investments, net of tax	-	93
Comprehensive income (loss)	3,464	(494)
Basic earnings per common share	0.02	0.00
Diluted earnings per common share	0.02	0.00
Weighted average common shares outstanding (expressed in thousands)
Basic[4]	102,778	53,071
Diluted[4]	106,515	53,071

Normalized net income[5]	3,391	838
Basic normalized earnings per common share[5]	0.03	0.02
Diluted normalized earnings per common share[5]	0.03	0.02

	As at September 30,	As at June 30,
	2013	2013
Consolidated Balance Sheet Data:
Cash and restricted cash	7,207	13,918
Investment in film and television programs	132,176	116,994
Total assets	346,281	324,397
Total liabilities	179,952	161,522
Shareholders' equity	166,329	162,875

1The financial information for the three months ended September 30, 2013 in the table includes full results for all segments except Ragdoll, which only had 18 days of financial activity. The financial information for the three months ended September 30, 2012 in the table includes full results for all segments except DHX Cookie Jar and Ragdoll, which is excluded as it was prior to their acquisition.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3Other costs for the three months ended September 30, 2013 include Radgoll acquisition costs of $1,233 (Q1 2013-nil) and no amounts for Cookie Jar acquisition costs (Q1 2013 Cookie Jar acquisition costs of $515).

4The number of weighted average common shares outstanding for basic and diluted for Q1 2014 were 102,778 and 106,515 respectively (Q1 2013 - 53,071 and 53,071 respectively).

5Normalized net income for Q1 2014 is net income of $2,158 (Q1 2013-$72 net loss) adjusted for charges related to the Ragdoll acquisition of $1,233 (Q1 2013-Cookie Jar acquisition costs of $910). Basic normalized earnings per common share is computed by dividing normalized net income for Q1 2014 of $3,391 (Q1 2013-$838) by basic weighted average common shares outstanding of 102,778 (Q1 2013-53,071). Diluted normalized earnings per common share is computed by dividing normalized net income for Q1 2014 of $3,391 (Q1 2013-$838) by diluted weighted average common shares outstanding of 106,515 (Q1 2013-53,071). Please see EBITDA and Adjusted EBITDA section of this MD&A for further details.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended September 30, 2013. In the opinion of Management, this information has been prepared on the same basis as the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 and 2012, and the audited consolidated financial statements for the years ended June 30, 2013 and 2012 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2014[1]	Fiscal 2013[1]				Fiscal 2012[1]
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(All numbers are in thousands	30 Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
except per share data)	$	$	$	$	$	$	$	$

Revenue	27,002	26,163	31,227	26,358	13,515	14,409	16,619	24,675

Gross Margin[2]	15,263	14,910	14,413	13,984	5,424	5,819	6,115	7,685

EBITDA[2]	6,568	4,781	4,422	3,451	940	1,761	2,102	3,625

Adjusted EBITDA2 & 3	7,801	7,499	7,214	6,875	1,846	N/A	N/A	N/A

Net Income (Loss)	2,158	738	906	287	(72)	348	546	1,835

Comprehensive Income (Loss)	3,464	(1,313)	416	218	(494)	770	230	1,538

Basic Earnings Per Common Share	0.02	0.01	0.01	0.00	0.00	0.01	0.01	0.03

Diluted Earnings Per Common Share	0.02	0.01	0.01	0.00	0.00	0.01	0.01	0.03

Adjusted Basic Earnings Per Common Share[4]	0.03	0.03	0.03	0.03	0.01	N/A	N/A	N/A

Adjusted Diluted Earnings Per Common Share[4]	0.03	0.03	0.03	0.03	0.01	N/A	N/A	N/A

1The The financial information for Q1 2014 includes financial information for all DHX segments except Ragdoll, which only has 18 days of financial activity. The financial information for Q3 and Q4 2013 includes financial information for all DHX segments. The financial information for Q2 2013 includes only 70 days activity for DHX Cookie Jar. The financial information for Q1 2013 and prior quarters does not include DHX Cookie Jar and Ragdoll.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3The Q1 2014 Adjusted EBITDA figures shown above were adjusted for Ragdoll acquisition charges of $1.23 million (Q4 2013-Cookie Jar charges of $2.72 million, Q3 2013- Cookie Jar charges of $2.79 million, Q2 2013- Cookie Jar charges of $3.42 million, and Q1 2013- Cookie Jar charges of $0.91 million respectively) as management believes the adjusted figures to be a more meaningful indicator of operating performance (see “Reconciliation of Historical Results to EBITDA and Adjusted EBITDA” of this MD&A).

4Adjusted basic and diluted earnings per share for Q1 2014 have been calculated by adding back the Ragdoll charges of $1.23 million (Q4 2013- Cookie Jar charges of $1.78 (net of $0.94 million tax effect), Q3 2013- Cookie Jar charges of $2.06 million (net of $0.73 million tax effect) (Q2 2013- Cookie Jar charges of $2.65 million (net of $0.77 million tax effect)) (Q1 2013-Cookie Jar charges of $0.91 million) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q1 2014-102,778 and 106,515; Q4-2013-102,410 and 105,507; Q3 2013-102,124 and 105,191; Q2 2013-90,392 and 95,537; and Q1 2013-53,071 and 53,071 respectively).

N/A – not applicable as there were no adjustments in the corresponding period.

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Results for the three months ended September 30, 2013 (“Q1 2014”) compared to the three months ended September 30, 2012 (“Q1 2013”)

Revenues

Revenues for Q1 2014 were $27.00 million, up 100% from $13.51 million for Q1 2013. The increase in Q1 2014 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers and the acquisition of DHX Cookie Jar), a significant increase in proprietary production revenue, and the inclusion of M&L-represented (as the result of the addition of CPLG), and was offset somewhat by decreases in producer and service fee revenue.

Proprietary production revenues: Proprietary production revenues for Q1 2014 were $10.58 million, an increase of 596% compared to $1.52 million for Q1 2013. The 596% overall increase was 290% from acquisitive growth from DHX Cookie Jar, which contributed $5.14 million and organic growth of 306% or $5.44 million (see delivery chart below for further details).

For Q1 2014, the Company added 53.0 half-hours to the library, up 253% from 15 half-hours for Q1 2013. The breakdown for Q1 2014 is 41.0 half-hours - $10.58 million of proprietary film and television program production revenue versus the 8.0 half-hours for Q1 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and 12.0 half-hours in intellectual property (“IP”) rights for third party produced titles (7.0 half-hours in Q1 2013). Q1 2014 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Q1 2014, the Company added to the library 12.0 half-hours for SheZow. For Q1 2013, the Company added 6.0 half-hours for Rastamouse and 1 half-hour for SheZow.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Q1 2014 and Q1 2013 was as follows:

		Q 1 2014			Q 1 2013
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Ella the Elephant	I		13.0		-
Johnny Test	VI		5.0		-
Monster Math Squad	I		-		N/A	[1]
Monster Math Squad	II		-		6.0
Packages from Planet X	I		12.0		-
You & Me - Hooray for Play	Pilot		1.0		-
Subtotals		$7.75	31.0	$0.54	6.0

Other Proprietary Titles with Canadian and Other Rights
Doozers	I	0.41	N/A [1]	0.59	N/A	[1]

Third Party Produce d Title s with IP Rights
Rastamouse			-		6.0
SheZow			12.0		1.0
Subtotals			12.0		7.0

Total Children's and Family		$8.16	43.0	$1.13	13.0

Comedy:

Proprietary
Satisfaction	I		10.0		-
This Hour Has 22 Minutes	XX		-		2.0
Total Comedy		$2.42	10.0	$0.39	2.0

Total Proprietary		$10.17	41.0	$0.93	8.0
Total Other Proprietary Titles with Canadian and Other Rights		$0.41	-	$0.59	-
Total Third Party Produced Titles with IP Rights		N/A	12.0	N/A	7.0
		$10.58	53.0	$1.52	15.0

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Producer and service fee revenues: For Q1 2014, the Company earned $4.10 million for producer and service fee revenues, a decrease of 40% versus the $6.84 million for Q1 2013. This was due to Management’s decision in Q2 2013, coming out of its integration with DHX Cookie Jar and specifically to lower SG&A on less profitable parts of the business, to wind down its LA service studio and focus on its higher margin animation studios in Canada. Management expects to be in line with previously disclosed Fiscal 2014 expectations.

Distribution revenues: For Q1 2014, Management is pleased to report distribution revenues were up 423% to $6.96 million from $1.33 million for Q1 2013, primarily due to the proliferation of new digital customers and the addition of DHX Cookie Jar. For Q1 2014, the Company closed significant deals, among others previously announced, as follows: Discovery Communications LLC, Rogers Broadcasting, Hub Television Networks LLC, Netflix, BBC, and TVN Entertainment Corporation.

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M&L-owned (including music and other royalty revenues): For Q1 2014, M&L-owned decreased modestly 7% to $2.19 million (Q1 2013-$2.36 million), but was in line with Management’s expectations. For Q1 2014 and Q1 2013, there were no amounts for Yo Gabba Gabba! Live! as no shows were scheduled in these periods. For Q1 2014, other Yo Gabba Gabba! M&L was $0.92 million, down 40% from $1.54 million for Q1 2013, generally due to timing of renewals of licensing deals. Management expects full year Yo Gabba Gabba! licensing revenues to be on track with previously disclosed 2014 Fiscal expectations. The remaining M&L-owned was $1.27 million, up 55% (7% increase in organic revenue and 48% in increase in acquisitive revenue or $0.39 million related to DHX Cookie Jar and Ragdoll) as compared to $0.82 million for Q1 2013. Management expects M&L-owned to be in line with previously disclosed Fiscal 2014 expectations.

M&L-represented revenues: For Q1 2014, M&L-represented revenue was $2.57 million (Q1 2013-nil) from CPLG, 5-10% below Q1 2014 expectations. Management expects M&L-represented, particularly for Q2 and Q3 through the Christmas/holiday season, to pick up and to be in line with previously disclosed Fiscal 2014 expectations. Management expects a strong performance through the 2013 Christmas/holiday season, specifically on its represented brands Skylanders and Despicable Me 2.

New Media and Rental revenues: For Q1 2014, new media revenues decreased 57% to $0.60 million (Q1 2013-$1.39 million) based primarily on scheduled timing of certain UMIGO deliverables. For Q1 2014, rental revenues were nil, versus Q1 2013 of $0.07 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Halifax and Toronto office.

Gross Margin

Gross margin for Q1 2014 was $15.26 million, an increase in absolute dollars of $9.84 million or 182% compared to $5.42 million for Q1 2013. DHX is pleased to report the overall gross margin for Q1 2014 at 57% of revenue was above the high end of Management’s expectations, driven by a strong quarter for margins on new digital distribution deals, proprietary production, and M&L-owned revenues. Gross margin for Q1 2014 was calculated as revenues of $27.00 million, less direct production costs and expense of investment in film of $11.08 million and $0.66 million expense of acquired DHX Cookie Jar library, (Q1 2013-$13.51 million less $8.09 million and less nil, respectively).

For Q1 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $5.51 million or 52%, net producer and service fee revenue margin of $1.07 million or 26%, distribution revenue margin of $4.32 million or 62% ($3.20 million or 46% when $1.12 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $1.64 million or 75%, M&L-represented revenue margin was $2.57 million or 100%, and new media margin of $0.15 million or 25%.

Production margin at 52%, based on product delivery mix, was above the high end of Management’s expectations. Producer and service fee margins can vary greatly and at 26% (as compared to 31% for Q1 2013) is at the midpoint end of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 62% is at the high end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2014 were up 98% at $8.05 million compared to $4.07 million for Q1 2013. The increase in SG&A in Q1 2014 is mainly due to the inclusion of $3.34 million (Q1 2013-nil) for DHX Cookie Jar which was acquired on October 22, 2012. SG&A includes $0.59 million in non-cash share-based compensation. When adjusted, cash SG&A at $7.46 million is in line with the mid-point of Management’s quarterly SG&A expectations.

Amortization and Expense of Acquired Libraries, Below the Line

For Q1 2014, amortization and expense of acquired libraries was up 191% to $2.47 million (Q1 2013-$0.85 million). For Q1 2014, the expense of acquired libraries was up to $1.12 million primarily due to the Cookie Jar acquisition (Q1 2013-$0.22 million) (note-the balance of expense of acquired library of $0.66 million (Q1 2013-nil) is shown as a reduction of gross margin noted above). This expense relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets. For Q1 2014, amortization of P&E was up 5% to $0.44 million primarily due to the Cookie Jar acquisition and offset by the sale of the Company’s Halifax building (Q1 2013-$0.42 million). For Q1 2014, amortization of intangible assets was up 333% to $0.91 million primarily due to the Cookie Jar acquisition (Q1 2013-0.21 million).

Development Expenses and Other Charges

During Q1 2014, there were no amounts recorded for development expenses and other charges (Q1 2013-$0.06 million).

Acquisition Costs

During Q1 2014, there was $1.23 million for acquisition costs related to the purchase of Ragdoll (Q1 2013-nil). For Q1 2014, there were no amounts recorded for Cookie Jar acquisition costs (Q1 2013-$0.52 million).

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Share of Loss of Associates

For Q1 2014, the Company recorded no amounts for its share of loss of associates for its investment in Tribal Nova as this investment was sold in Q4 2013 (see “Sale of Interest in Tribal Nova” section of this MD&A for further details) (Q1 2013-$0.03 million).

Finance Income (Expense)

For Q1 2014, the Company recorded net finance expense of $0.06 million versus $0.14 million net finance expense for Q1 2013. Q1 2014 net finance expense consists of $0.31 million for finance costs on long-term debt and capital leases (Q1 2013-$0.02 million), $0.11 million for finance and bank charges including interest on the revolving line of credit (Q1 2013-$0.07 million), interest accreted on deferred financing fees of $0.19 million (Q1 2013-nil), offset by a finance income of $0.03 million (Q1 2013-nil) and a foreign exchange gain of $0.52 million (Q1 2013-$0.05 million foreign exchange loss).

EBITDA and Adjusted EBITDA

For Q1 2014, EBITDA was $6.57 million, up $5.63 million or 599% versus $0.94 million for Q1 2013. For Q1 2014, Adjusted EBITDA was $7.80 million, up $5.95 million or 322% over $1.85 million for Q1 2013. For Q1 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll acquisition costs totalling $1.23 million (Q1 2013-$0.52 million for Cookie Jar acquisition costs) and no amounts for warrants expense (Q1 2013-$0.39 million for Cookie Jar transaction charges).

Income Taxes

Income tax for Q1 2014 was an expense of $1.30 million (Q1 2013-$0.15 million tax recovery) made up of $1.41 million expense (Q1 2013-nil) for current income tax, and deferred income tax recovery of $0.11 million (Q1 2013-$0.15 million recovery).

Net Income and Comprehensive Income (Loss)

For Q1 2014 stated net income was $2.16 million, compared to $0.07 million loss for Q1 2013, or an increase of $2.23 million in absolute dollars. For Q1 2014, net income normalized for Q1 2014 Ragdoll Charges of $1.23 million was $3.39 million, ($0.03 adjusted basic and diluted earnings per share), up 304%, as compared to $0.84 million normalized net income for Q1 2013 for Cookie Jar Charges ($0.02 basic and diluted earnings per share).

Comprehensive income for Q1 2014 was $3.46 million, compared to $0.49 million loss for Q1 2013, or an increase of $3.95 million in absolute dollars.

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Liquidity and Capital Resources	September 30,	June 30,
	2013	2013
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash, restricted cash, and short-term investments	7,207	13,918
Long-term assets	126,460	117,873
Working capital	112,311	94,578
Long-term and other liabilities	72,442	49,576
Working capital ratio (1)	2.04	1.84

	Three Months Ended	Three Months Ended
	September 30, 2013	September 30, 2012
	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	1,028	(2,991)
Financing activities	20,903	1,305
Investing activities	(27,334)	(645)
Effect of foreign exchange rate changes on cash	(139)	(74)
Net cash inflows (outflows)	(5,542)	(2,405)
Adjusted Operating Activities[2]	(1,762)	(609)

(1)	Working capital ratio is current assets divided by current liabilities (see the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 and 2012).
(2)	For the months ended September 30, 2013, cash outflows from Adjusted Operating Activities were $1,762 (three months ended September 30, 2012 - $609) calculated as cash inflows from operating activities of $1,028 (2012-outflow of ($2,991)) adjusted by repayment of interim production financing of ($6,506) (2012-proceeds from $2,224), proceeds from bank indebtedness of $2,483 (2012-repayment of ($415)), and acquisition costs of $1,233 (2012-573). See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities.

Changes in Cash

Cash at Q1 2014 was $7.10 million, as compared to cash of $12.64 million as at June 30, 2013.

For Q1 2014 cash flows from operating activities were $1.03 million. Cash flows provided by operating activities were net income of $2.16 million and adding back non-cash items of amortization of P&E, intangible assets, share-based compensation, and net investments in film and television programs of $0.44 million, $0.91 million, $0.59 million, and $7.19 million, respectively. Cash flows used in operating activities were $1.08 million for unrealized foreign exchange gain, $0.11 million for deferred income tax recovery, and $9.07 million for the net change in non-cash working capital balances related to operations.

For Q1 2014 cash flows from financing activities were $20.90 million. Cash flows used in financing activities resulted from repayments of interim production financing of $6.51 million and repayments of long-term debt and obligations under capital leases of $2.62 million. Cash flows from financing activities were provided by proceeds from issuing of common shares related to employee share purchase plan and options of $0.53 million, a change in long-term receivables of $1.01 million, increase in deferred financing fees of $0.05 million, proceeds from bank indebtedness of $2.48 million, proceeds from long-term debt of $24.79 million, and decrease in restricted cash, net of $1.17 million.

For Q1 2014 cash flows used in investing activities were $27.33 million. Cash flows used in investing activities were $26.89 million for business acquisitions and acquisition of P&E of $0.44 million.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $17.73 million as at September 30, 2013 versus June 30, 2013.

Based on the Company’s current revenue expectations for Fiscal 2014, which are based on contracted and expected production, distribution, M&L, and other revenue, the Company believes cash generated from operations and existing resources will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital surplus totalling $112.31 million is sufficient to execute its current business plan.

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Pre-existing Royal Bank Revolving Master Credit Facility

On October 22, 2012, upon closing (“Cookie Jar Closing”) the Cookie Jar Acquisition (“Cookie Jar Acquisition”) (see Cookie Jar Acquisition section of this MD&A for further details) all the existing RBC facilities under the RBC Master Agreement were paid in full and replaced with the new Syndicated Master Credit Agreement (the “Syndicated Master Credit Agreement”).

Syndicated Master Credit Agreement

Concurrently with the Cookie Jar Closing, DHX entered into a new credit facility with a syndicate of Canadian banks led by Royal Bank Capital Markets that replaced the existing indebtedness of DHX and Cookie Jar, other than production-specific financing obtained by DHX and Cookie Jar’s subsidiaries. Subsequently, this facility was expanded by $25M for the Ragdoll acquisition. The expanded Syndicated Master Credit Agreement consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $95 million, including a term loan credit facility in the aggregate amount of $75 million (the “Term Facility”) (September 30, 2013-$72.27 million), and a revolving loan credit facility in the aggregate amount of up to $20 million (the “Revolving Facility”) (September 30, 2013-$7.48 million). The Term Facility was used to repay certain indebtedness of DHX and its subsidiaries, including certain indebtedness of Cookie Jar assumed as part of the Cookie Jar Acquisition, the Ragdoll acquisition, and to pay fees and expenses incurred in connection with the Cookie Jar and Ragdoll acquisitions. The Credit Facilities can be drawn in Canadian dollars (“CDN”) as well as foreign currencies including Euros (“EUR”), British Pounds (“GBP”) or United States dollars (“USD”). As at September 30, 2013, the Term Facility was comprised of 45.37 million USD and 15.30 million GBP and the Revolving Facility was comprised of 2.45 million GBP and 3.40 million CDN. The Revolving Facility is available for working capital and general corporate purposes.

DHX and certain of its subsidiaries as guarantors provided a first priority security interest in respect of all of the capital stock of the subsidiaries of DHX and the guarantors and all present and after-acquired real and personal property of DHX and the guarantors in favour of the lender as security for the Credit Facilities. The Term Facility will mature four years from the closing date of the Credit Facilities and is subject to annual amortization payments (as a percentage of the initial amount of the Term Facility) of (i) 7% in 2013, (ii) 8% in 2014, (iii) 12% in 2015 and (iv) 13% in 2016, all payable in equal quarterly installments in each case with the balance payable in full on the maturity date. The Revolving Facility is payable in full on the maturity date of the Term Facility.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the board of directors.

The Company monitors capital using a number of financial ratios, specifically, as at September 30, 2013, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest (not including interim production financing), all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (consolidated adjusted EBITDA (pro-forma last 12 months including DHX Cookie Jar) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and Cookie Jar acquisition costs); and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	September 30, 2013
Leverage Ratio	< 3.0x	1.99x
Fixed Charge Ratio	> 1.5x	6.58x

The Company is in compliance with these and all previous ratios.

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Contractual Obligations 5

 As of September 30, 2013

Payments Due by Period			Fiscal 2015-	Fiscal 2017-	After Fiscal
(All amounts are in thousands)	Total	Fiscal 2014	2016	2018	2019
	$	$	$	$	$
Bank indebtedness (1)	7,483	7,483	-	-	-
Capital lease for equipment (2)	835	321	479	35	-
Long-term debt payments (principal and interest) (3)	76,961	5,986	21,434	49,541	-
Operating leases (4)	8,601	2,338	3,673	2,151	439
Total Contractual Obligations	93,880	16,128	25,586	51,727	439

(1)	Revolving Facility with a maximum amount of $20.0 million bearing implied interest based on Bankers Acceptances at 3.40%.
(2)	Pursuant to capital leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2014 to February 2017. Principal balances are included in note 8 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013.
(3)	See note 8c to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 for details.
(4)	Pursuant to operating leases. See note 14 to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 for details.
(5)	Note: in addition to the totals above, the Company has interim production financing owing in the amount of $31,169 (see note 8b to the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 for further details).

Outlook

The Company’s September 30, 2013 balance sheet remains strong with over $7.2 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 9,500 half-hour library, and licensing the best possible quality Children’s and Family programs with goals of increasing cash flows from operations and profitability through existing production and distribution streams and emerging distribution including digital, music and M&L opportunities. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 75-150 half-hours) organically and through acquisitions of third party titles.

For the remaining nine months of Fiscal 2014, DHX’s targets for production revenue (proprietary and producer and service fee) are as follows: $12.5-17.5 million and $15-18 million respectively.

For the remaining nine months of Fiscal 2014, Management is targeting a range of $25-34 million for distribution (library) revenues, including the properties acquired from the Ragdoll acquisition.

For the remaining nine months of Fiscal 2014, DHX’s target for M&L on owned brands (Yo Gabba Gabba!, Caillou, Richard Scarry’s Busy Town Mysteries, and Johnny Test, and now including Teletubbies and In the Night Garden) is $13-18.5 million. In addition, for the remaining nine months of Fiscal 2014, DHX’s target for music and royalty revenue is $3-4 million.

For the remaining nine months of Fiscal 2014, Management is targeting $9-11 million in revenues for M&L represented for CPLG. It is worth noting that because CPLG is a licensing agency, there is very little direct cost of goods sold (historically 5-15%) and the majority of the expenses against this category are SG&A and are included in DHX’s SG&A targets noted below.

For the remaining nine months of Fiscal 2014, new media and other revenue is targeted in the range of $4-5 million including the property UMIGO and DHX’s new initiatives with YouTube.

For the remaining nine months of Fiscal 2014, Management has revised its targets up slightly for gross margins for certain revenue categories. Gross margin ranges are as follows: 35-55% for proprietary production, 25-40% for producer and service fee, 50-65% for distribution, 65-75% for M&L-owned, and for music and royalty, 90-95% for M&L-represented, 20-30% for new media and other.

For the remainder of Fiscal 2014, DHX expects quarterly SG&A to range from $7-8 million ($28-32 million for Fiscal 2014), including $2.75-3.25 million for CPLG and Ragdoll ($11-13 million for Fiscal 2014).

For full year Fiscal 2014, amortization and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of DHX Cookie Jar acquired library) and normalized development expense when considered together are expected to be in the range of $8.5-11 million (including an estimated $2.5-3.0 million for amortization of intangibles related to Cookie Jar Acquisition). For full year Fiscal 2014, share-based compensation and other expenses are expected to be in the following ranges respectively: $1-1.5 million and $0.50-0.75 million. For full year Fiscal 2014, finance expense is expected to range from $2.75-3.25 million, including $1-1.5 million related to the Ragdoll acquisition.

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CPLG

During the Q3 2013, the Company appointed Peter Byrne as the new CEO of CPLG. Peter joins CPLG with a wealth of industry experience in worldwide consumer products, having held many senior roles during his career including EVP Consumer Products at HIT Entertainment, EVP Worldwide Licensing and Merchandising at 20th Century Fox, VP Northern Europe for Sara Lee Branded Apparel and General Manager for Fruit of the Loom. Most recently, Peter ran his own global licensing consultancy working with clients such as Guinness World Records, Aardman Animations and Jazeera Children’s Channel.

The Company is making significant investments in its wholly owned European licensing company, CPLG, headquartered in London. CPLG is reinvesting in new IT systems and infrastructure to improve efficiency and effectiveness of its sales and administrative teams. CPLG has a renowned reputation in the licensing business, managing the licensing and merchandising for some of the leading entertainment, sports and consumer goods brands.

October 2012 Offering

On October 3, 2012, the Company closed its previously announced public offering of 13,002,000 subscription receipts (“the Subscription Receipts”) after full exercise of the underwriter’s overallotment option, at a price of $1.50 per subscription receipt (the “October 2012 Offering”). The net proceeds of $17.62 million from the October 2012 Offering (after deducting the underwriters' fees and October 2012 Offering expenses of $1.88 million) were used to reduce indebtedness resulting from the Cookie Jar Acquisition.

Cookie Jar Acquisition

On October 22, 2012, the Company announced the closing of the acquisition of the business of Cookie Jar Entertainment (“Cookie Jar”) pursuant to the share purchase agreement entered into on August 20, 2012. The consideration for the Cookie Jar Acquisition was made up of a combination of approximately 36 million shares, $5.0 million cash, and the assumption of approximately $65.5 million of debt.

The Cookie Jar Acquisition has significantly strengthened DHX’s industry position in television production and distribution, interactive content and entertainment licensing. Cookie Jar is one of the industry’s leaders in the creation, production and marketing of animated and live-action programming. Its library of nearly 6,000 half-hour episodes of television features some of the world’s most recognizable children’s series including Richard Scarry’s Busytown Mysteries, Caillou, The Doodlebops, Inspector Gadget and Johnny Test. CPLG, Cookie Jar’s full-service international licensing agency, represents numerous entertainment, sport and design brands such as Strawberry Shortcake, Richard Scarry, St. Andrews Links and Skylanders.

Sale of Non-Core Building

On February 28, 2013, the Company closed the sale of its building in Halifax, Nova Scotia, as Management deemed it to be a non-core asset. The Company received gross proceeds of $5.30 million less costs of $0.09 million, representing a gain of $1.08 million. The Company executed a 2 year lease for the Halifax offices with the new owners.

Sale of Interest in Tribal Nova

On April 11, 2013, the Company completed the sale of its interest in Tribal Nova for net proceeds of $1.73 million, representing a gain of $0.37 million.

Ragdoll Acquisition

On September 13, 2013, the Company completed the acquisition of Ragdoll from BBC Worldwide and a group, including the founder of Ragdoll, Anne Wood for GBP 17.4 million (approximately CAD $28.4 million) in cash, funded from a CAD $25 million expansion of DHX Media’s current debt facilities and the balance from cash reserves, including its revolving line of credit. DHX Media expects the transaction to be accretive to net earnings per share for fiscal 2014 (see Outlook section of this MD&A for expectations).

Under the agreement, DHX Media obtains twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Lauded for entertaining and educating generations of children around the globe, Ragdoll Worldwide’s flagship properties, Teletubbies and In the Night Garden, have achieved significant commercial success since inception through strong broadcast and licensing programs. Teletubbies has aired in over 120 countries and its enduring resonance with children is further underscored by the fact that its top five postings on YouTube have garnered a cumulative 286,000,000 views.

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Ragdoll Worldwide was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Anne Wood’s production company, Ragdoll Ltd. Anne Wood is one of the UK’s best-known and critically renowned children’s television producers. She was awarded a CBE in the 2000 Millennium Queen’s Honors List for her services to children’s broadcasting and is responsible for some of the world’s most recognized children’s programming creations.

October 2013 Offering

On October 29, 2013, the Company reached an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (“the Underwriters”) to purchase, on a bought deal basis, 9,725,000 common shares of the Company at a price of $3.60 per common share for aggregate gross proceeds of $35,010 (the “October 2013 Offering”). In addition, the Company has also granted to the Underwriters an over-allotment exercisable at any time up to 30 days after closing of the October 2013 Offering to acquire up to an additional 1,458,750 common shares of the Company at a price of $3.60 per common share. DHX Media expects to use some of the net proceeds it receives from the October 2013 Offering for repayment of bank indebtedness as follows: (i) approximately $12 million for repayment of the Revolving Facility; and (ii) a currently estimated amount of approximately $10 million for repayment of the Term Facility. The balance of the net proceeds are to fund future potential acquisitions and for general corporate purposes.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgements, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgements, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2013 and 2012 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Future Accounting Standard Changes

The IASB has issued IFRS 9 effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. IFRS 9 introduces new classification and measurement requirements for financial instruments. DHX continues to assess the impact of IFRS 9 on its consolidated statement of operations and financial position.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, short-term investments, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under capital leases, and the other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, short-term investments and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash, restricted cash and short-term investments by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management believes that the net amounts recorded are fully collectible. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 2% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

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Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $0.75-1.00 million effect on annual net income (loss).

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and revolving credit facilities (see note 13 of the audited consolidated financial statements for June 30, 2013 for further details). As at September 30, 2013, the Company had cash and restricted cash on hand of $7.21 million (June 30, 2013 - $13.92 million) and no short-term investments (June 30, 2013 - nil).

Currency Risk

The Company’s activities which expose it to currency risk involve the holding of foreign currencies as well as incurring production costs and earning revenues that are denominated in foreign currencies. For every 1% change in the USD, GBP, or Euros exchange rate versus the Canadian dollar would be less than a $0.30 million impact on net income (loss) and minimal effect on balance sheet items.

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. These specific and general risks are as follows: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit filmed and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates. For further details see “Risk Factors” contained in the Company’s 2013 annual MD&A on www.sedar.com or DHX’s website at www.dhxmedia.com.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 23, 2013, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2013, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the three months ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of EBITDA, Adjusted EBITDA, Gross Margin, and Adjusted Operating Activities as measures of performance.

“EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs; and “Adjusted EBITDA” also includes adjustments for other non-recurring charges. Amortization includes amortization of P&E, expense of acquired libraries, and intangible assets. EBITDA and Adjusted EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes EBITDA and Adjusted EBITDA to be meaningful indicators of our performance that provides useful information to investors regarding our financial condition and results of operation.

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the DHX Cookie Jar acquired library. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, Gross Margin may not be comparable to similar measures presented by other issuers.

“Normalized Net Income” is a non-GAAP financial measure of stated net income adjusted for non-recurring charges (net of tax effect) (including CJ Charges and Ragdoll acquisition charges), as in Management’s opinion, this measure provides a more accurate indicator of our performance had these non-recurring charges not been incurred. Normalized Net Income allows investors to compare performance from operations from period to period and is a useful tool in assessing our financial condition and results of operation.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, and non-recurring charges (including CJ Charges and Ragdoll acquisition charges), as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance.

A reconciliation of historical results to EBITDA and Adjusted EBITDA is presented on the next page.

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Reconciliation of Historical Results to EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as alternatives to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles income (loss) before income taxes, EBITDA and Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three months ended September 30, 2013 and 2012 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q1-2014	Q1-2013
	($000)	($000)
Income before income taxes for the period	3,452	(227)
Finance expense (income), net	57	137
Share of loss of associates	-	25
Amortization[2]	2,469	850
Development and other expenses	-	58
Share-based compensation expense[3]	590	97
EBITDA[1]	6,568	940
Other adjustments[4]	1,233	905
Adjusted EBITDA [1,3,4]	7,801	1,845
Selling, general and administrative, net of share-based compensation expense[3] and other one-time adjustments[4]	7,462	3,579
Gross Margin[1]	15,263	5,424

1Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

2Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries including DHX Cookie Jar. These add backs were as follows: for Q1 2014 $1.35 million and $1.12 million respectively (Q1 2013-$0.63 million and $0.22 million respectively).

3Share-based compensation for Q1 2014 was $0.59 million (Q1 2013-$0.10 million).

4Non-recurring adjustments noted herein relating to the Ragdoll acquisition for Q1 2014 consisting of $1.23 million of acquisition costs (Q1 2013-$0.52 million for Cookie Jar acquisition costs) and no amounts for warrant expense (Q1 2013-$0.39 million) have been added back to get to Adjusted EBITDA as Management believes Adjusted EBITDA to be a more meaningful indicator of operating performance.

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DHX MEDIA LTD.

Q1 2014

Supplemental Information

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1. Summary of securities issued and options and warrants granted during the three months ended September 30, 2013 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

	Number of
	Common	Value
	Shares	$
Balance at June 30, 2013	102,465,046	151,275
Shares issued as part of employee share purchase plan	4,647	14
Options exercised	470,000	774
Balance at September 30, 2013	102,939,693	152,063

b.	Summary of options and warrants

	Number of	Weighted-average
Options	Options	exercise price
Balance at June 30, 2013	5,726,250	$1.22
Options granted to employees	350,000	$3.31
Options exercised	(470,000)	$1.10
Balance at September 30, 2013	5,606,250	$1.28

Warrants	Number of	Weighted-average
	Warrants	exercise price
Balance at June 30, 2013 and September 30, 2013	1,000,000	$0.78

c.	Summary of securities as at the end of the reporting period

i.	Authorized share capital

Unlimited common shares without nominal or par value;

100,000,000 preferred variable voting shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting.

ii.	Shares outstanding and recorded value

102,939,693 common shares at a recorded value of $152,063;

100,000,000 preferred variable voting shares at a recorded value of nil.

iii.	Description of options and warrants

See note 15(f) and 15(g) of the audited consolidated financial statements for the years ended June 30, 2013 and June 30, 2012.

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2. Directors and officers as at September 30, 2013

Directors
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of Governance Committee
Michael Donovan (1)	Director
Michael Hirsh	Executive Chairman, Director
John Loh (3) (4)	Director
J. William Ritchie (2) (3) (4)	Director
Michael Salamon (2)	Director
Robert Sobey (3)	Director, Chair of the Compensation Committee
Donald Wright (2) (3) (4)	Director, Chair of Audit Committee

Officers
Michael Donovan	CEO
Dana Landry	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development & Investor Relations

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Governance Committee.

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